Dolly Varden Silver Commences 2025 Drill Program with Four
Drill Rigs at the Kitsault Valley Project

VANCOUVER, BC, May 28, 2025 - Vancouver, BC: Dolly Varden Silver Corporation (TSX-V: DV | NYSE-A: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to announce that the 2025 Exploration Drill Program focused on its 100% owned Kitsault Valley Project is underway. Two diamond drills commenced in early May at the Moose Vein and Red Point exploration targets. The four drills are now focused on the Wolf Vein step outs on the southwest side of the deposit where the vein is widening with indications of higher temperature mineralization and alteration.

Total meterage of approximately 35,000 meters planned for the 2025 drill program will be split approximately 60:40 between the Dolly Varden Properties to the south, including the Big Bulk copper-gold porphyry, and the Homestake Ridge Property to the north, along the Kitsault Valley trend.

"Our 35,000 meter drilling program, which is well underway, is balanced between the discovery of new mineralization, expansion of known zones and derisking through infill drilling.  In particular, priority drilling at our high-grade Wolf Vein is targeting a key structural intercept with a controlling structure, where there is significant expansion potential located along strike to the south.  Concurrent de-risking work will continue to add value to one of the premier silver and gold advanced exploration projects in The Golden Triangle", said Shawn Khunkhun, CEO of Dolly Varden Silver.

Figure 1.    Targets for the 2025 Exploration program along Dolly Varden's Kitsault Valley Trend

Figure 2.  Dolly Varden Silver's Kitsault Valley Project and Big Bulk Project including target areas for the 2025 drill program.

Wolf Deposit

At the Wolf Vein, drilling is focused on the extension of the southwesterly plunging, high grade silver corridor along strike and at depth, with the aim to further expand the zone and target the intersection of the two main structures interpreted to be the locus of silver mineralization. Directional drilling technology is being employed to accurately intersect the steeply dipping vein with prioritizing aggressive westerly step-outs from the last 120 meter step-out drill hole DV24-421 that intersected 379 g/t Ag, 0.64%Pb and 0.66% Zn over 21.69 meters, including 1,804 g/t, 4.36% Pb and 3.10% Zn over 1.67 meters (from previous release: January 7, 2025).

Recently completed alteration and structural studies indicate that the vein mineralization at Wolf is becoming consistently more robust with a higher temperature alteration signature towards the southwest, as it approaches the projection of the central valley/Moose Lamb, basin bounding fault system that connects through from the Torbrit Silver Deposit.

Figure 3.    2025 Expansion targets (red arrows) on Wolf Vein where all four drills are currently drilling. Wolf long section with 2024 drilling highlighted (from previous release: January 7, 2025).

*Estimated true widths vary depending on intersection angles and range from 50% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Moose Vein

The Moose Vein is situated 1.5 kilometers north of the Wolf vein on a similar crosscutting structure that projects under the mid valley sedimentary cap. Drilling in 2023 intersected mineralized vein and vein breccias similar to the Wolf vein, with previously reported results from drill hole DV23-371 of 712 g/t Ag over 1.00 meter within a wider vein interval grading 269 g/t Ag over 7.55 meters (from previous release; November 6, 2023). The 2024 drilling at Moose will target the down plunge mineralization projection, trending towards and below the mid-valley sedimentary cover rock. This target is a newly interpreted plunge orientation of the wide and high silver grade seen at similar cross-cutting veins located further south of the Moose Vein, such as Wolf and Kitsol.

Figure 4.  The 2025 Drilling Program started mid-May at Dolly Varden Silver's Kitsault Valley Project due to low snow accumulation; pictured is one of four drills currently drilling in the Kitsault Valley.

Red Point

The Red Point target is on the west side of the Kitsault River trending northwest towards the Homestake Ridge deposits, approximately six kilometers to the northwest. Red Point mineralization consists of a broad area of quartz, sericite, pyrite alteration with high grade gold values within stockwork zones. Reinterpreted downhole structural data suggests high grade structural corridors crosscutting the main northwest trend should be prioritized for drill testing early in the 2025 season. Follow-up drilling will step out from drill hole DV24-400 that intersected 21.10 g/t Au over 0.50m, within a broader zone averaging 0.79 g/t Au over 20.15 meters (from previous release: January 7, 2025) associated with intense quartz sericite stockwork.

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500-gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing one of the largest high-grade undeveloped precious metals assets in BC's Golden Triangle, 25km by road to tide water. The Kitsault Valley Project which combines the past producing silver mines Dolly Varden and Torbrit including the Homestake deposits and the Kinskuch property. The 770 sq. km. project is prospective for hosting further precious metal deposits being located on the same structural and stratigraphic belts that host Eskay Creek and Brucejack. The project also contains the Big Bulk property which is prospective for porphyry and skarn mineralization. The porphyry belt is similar in age and style of mineralization to regional deposits such as Red Chris and KSM. The company has the Porter Project, which includes the past producing high-grade Porter Idaho Silver mine, located 4km from Stewart BC.

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include the proposed benefits of Kinskuch and Porter Properties to the Company, and the proposed acquisition of the MTB Metals Corp properties.  Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.